Exhibit 1

TRANSCRIPT OF NEWELL BRANDS CAGNY PRESENTATION
FEBRUARY 22, 2018

ANDREW O’Connor
Next up, we’d like to welcome Newell Brands. Presenting today will be CEO Mike Polk, who’s obviously no stranger to the CAGNY stage. As CEO of Newell Rubbermaid, Mike drove a successful transformation to the business, converting it from a holding to an operating company, delivering significant operating savings -- cost savings and reinvesting those savings to deliver peer-leading organic growth. That journey culminated with the acquisition of the Jarden Corporation in early 2016, resulting in the formation of Newell Brands. However, in recent months, performance has been a bit more challenged, so it’s definitely timely for us to have him here today to talk through his plan for the business. So here he is to talk through his vision for the new company as well as the strategic challenges facing the business. I’ll hand it over to Mike Polk.

MICHAEL B. POLK	Thank you, Andrew. Appreciate it. How’s everybody doing? Good.

Well, I’m delighted to be here today, on behalf of my colleagues, to talk to you about the work we’re doing to accelerate the transformation of the company into a simpler, faster, stronger Newell Brands, a forward-facing company that’s focused on unlocking value and creating a real brilliant and bright consumer goods company for the future in the context of the new retail environment.

Now we’ve got a couple of forward-looking statements we need to fly through here, which I won’t dwell on. As I’ve structured these presentations in the past, I’ll be consistent by telling you what I’m going to tell you, then tell you and then tell you again at the end.

So the key messages for today are really captured on this one slide. We are finishing up the work, as we speak, to transform the company from a hybrid operating company and holding company into an operating company. That work is largely complete as we exited 2017. We’ve invested to extend the brand innovation and e-commerce capabilities that we built as part of Newell Rubbermaid across a broader cross-section of categories to include the recently acquired Jarden assets. And we’ve made excellent progress in 2017, strengthening the innovation funnel, building out our e-commerce capabilities, which will be really key to the future, and our confidence in the work we’ve done to set the stage for the future is very high.

The external environment is tougher than what we anticipated when we did the deal, and even at the beginning of this year, and it’s not that the markets are really having troubles or consumer purchasing behavior is -- has slowed down in any way. In fact, it’s the opposite. The consumer markets are quite robust, but the retail landscape given our geography- -- our category footprint and our exposure to a group of stressed retailers is more troubling than what we anticipated. And in the context of the actions they took in the back half of the year to deal with their business system issues, we’ve had some challenges landing pricing in an inflationary environment, so some challenges in the business that manifested themselves in us not delivering at the level we expected to at the beginning of the year.

We’ve adjusted our near-term growth ambition for the new reality to the market conditions, and we’ve taken decisive action around the portfolio and around our activities designed to strengthen margin and cash, and those will serve us well into the future. So if you take anything away from my conversation today, these are the key messages I’d like to land with you. Now what I’m going to do is go into this in a fair amount of detail, both the realities of what we’re dealing with in the second half of 2017 and our point of view and our path forward.

We are one company. There is no longer a Jarden Corporation or a Newell Rubbermaid Corporation. There is one company that’s operating in the context of one corporate strategy. Of course we have a number of different businesses that are focused on their individual category strategies, but they work within the context of this broad architecture.

The transformation work that we initiated as the companies came together that was initially focused on simplifying the business system has now transitioned into a phase that we characterize as the phase of strengthening that business system. We’re investing in new capabilities in e-commerce. We’re investing to extend the design capabilities of the company across the broader portfolio. We’re investing to -- in people to extend the practices we developed under Newell Rubbermaid across the Jarden assets and at the same time reconstructing the company, taking the costs out and positioning the company for the future.

So we’re right where we thought we would be, although our business performance hasn’t been up to our expectations. But in terms of the transformation, we’re right where we thought we would be at this point in time. And what I intend to spend the most of my time today talking about is the work we’re doing to accelerate the transformation.

Now one of the questions I get a lot of the times when I’m talking to folks about the news that we’ve put out over the last couple of weeks, last month or so now, is: Why do this work now? Very simple. It sharpens the focus of our leadership team on the core and enables a quicker response to market conditions. Two, it maximizes. The choices we’re making will maximize growth and margin potential, because in the Newco that we’re creating, we will have 20 percent of our revenue e-based in the U.S. So our biggest geography will have that kind of concentrated e-commerce footprint, which should yield a growth mix effect and, because our margin structure in e-commerce is above fleet average, a margin mix effect for the company. It reduces the future fixed cost margin exposure associated with brick and mortar declines. I’ll show you a chart in a minute that demonstrates that all of our growth, and then some, was e-based in 2017.

So we’ve got this fixed cost infrastructure that sits on top of a contracting brick and mortar footprint. And so, by pivoting the company to the businesses that are more e-exposed, we minimize the fixed cost absorption issues that the company will face in the future associated with that contracting brick and mortar footprint.

In simplification, I’ll explain this to you. We’ll accelerate margin development and strengthen free cash flow productivity, which is a key deliverable for us going forward. It’ll also accelerate the leveraging we’ll have. We expect net proceeds after tax to be about $6 billion, associated with the disposals we’re considering, with about $4 billion of that money by 2019 going to deleveraging the balance sheet, driving us to roughly three times leverage ratio by the end of ’18, early ’19. It reduces our exposure to the industrial, commercial or cyclical aspects of our portfolio- -- of the industry, at a time when those multiples are at historic highs. And of course U.S. tax reform makes the economics of this choice, really, a lot more palatable. And from our perspective, it’s not entirely clear how long this framework will be available to us.

So when you ask the question, why go now, this is the response I’d give to you, and I think it’s an important question that many of you have. What does it mean to say it significantly reduces the complexity of the company? We’re talking about 25 percent of our revenue under review. That 25 percent of revenue accounts for 53 percent of our factories, 47 percent of our distribution centers, 50 percent of our retailer and distributor interfaces, so our end markets, 40 percent of our brands and over 100 percent of the unbranded portfolio the company currently has, which is roughly about $600 million of revenue.

And more importantly than all of that, 80 percent of our revenue by the end of 2019 will be on two ERP systems. Today, we’re on over 35 different ERP systems. So with the simplification of our ERP footprint, we’ve got much greater visibility into the business, access to cost savings and the opportunity to convert that visibility to margin development and cash delivery.

So, upfront, key message is: Why now? What does it mean to reduce the complexity of this company? Now of course I’ll describe this later, but what you’re left with is an $11 billion consumer goods company, 100 percent branded, with an e-commerce footprint in the U.S. of about 20 percent, with an operating margin -- so that’s a company twice the size of legacy Newell Rubbermaid, with an operating margin above the operating margin that Newell Rubbermaid had when -- just before we went into the acquisition of Jarden. So this is a very compelling footprint, with us now having invested to build out the capabilities in design and innovation that can cover the full landscape and having built out and scaled our e-commerce capabilities at a minimum today in the U.S. but, as we go through 2018, more broadly internationally. That’s an exciting framework and footprint for us to leverage, particularly given the track record we have applying those capabilities on our consumer-facing businesses in legacy Newell. But again, it’s going to happen in a different environment with different sets of challenges and opportunities connected to the transformation of the retail landscape.

So in ’17, we’ve made good progress. We’ve reorganized the company from 32 business units to 16 operating divisions. We’ve scaled our e-commerce capability: 350 new hires in our New York Metro hub. We’ve built and extended the design and development capabilities broadly enough to be able to cover the full landscape of assets that we now own. We’ve launched 300 different projects in that funnel, tripling the legacy Jarden innovation funnel value. That’s a look forward of the incremental revenue after cannibalization associated with a set of product- -- projects that are innovation-based on Jarden brands. We’ve restructured the portfolio since -- in 2017, taking out eight assets, acquiring three, and we’ve delivered $358 million of synergies and savings in 2017. Some of that did not flow through to margin -- I’ll talk about that in a minute -- for a variety of different reasons, but quite clear that that money’s in the bank on top of the $210 million we delivered in 2016.

There are continuous improvement activities underway in all kinds of different areas. I’m not going to go through this chart in a lot of detail. When you have some time to read through it and reflect on what I had to say today, you may want to kind of dive a little bit deeper into this one. I did mention that 100 percent, and then some, of our growth in 2017 was e-commerce based. So our brick and mortar footprint declined low single digits in 2017, part of that event-based but part of that structural. E-commerce delivered well beyond the budgeted levels we built in our 2017 plans, well above 19 percent, strong, double-digit growth. But you can see the mix effect of those two outcomes on total underlying growth or core sales growth for us.

So a challenge in brick and mortar -- this is a structural issue that we, at a minimum, are facing and will have to face going forward with our footprint. Not all brick and mortar is declining; that’s not the case at all. You’ve got real strength in the mass channels, strength in the drug channel, strength in select grocery, strength in the dollar channel. Those brick and mortar environments -- and select club players -- those brick and mortar environments are quite positive. But you have a long tail of customers that are facing business system challenges related to changing shopping behaviors, and they’re going to have to confront the reality of that dynamic on their business system. And it’s in those places where we saw material declines.

Now importantly, as I mentioned upfront, the markets are actually quite healthy. They’re improving through the year. Consumer involvement with our business is quite healthy, improving through the year as we originally expected. I know there’s some skepticism about this data. This data is retailer transaction data. It’s like the equivalent of what Retail Link is to Walmart, extended across all of our footprint. And so this is quite reliable, census-oriented data for the retailers where we get this information. And so we saw nice acceleration in sellout in the back half of the year, as we expected.

Importantly, market shares are healthy and improving. In the U.S., our market share growth was about 71 basis points. Categories representing 60 percent of our revenue in the U.S. grew market share. Our aggregate share in the U.S. is roughly around 35 percent, and despite having a 35 percent share, we contributed 56 percent of the category growth. So what that tells you is that our brands are important to our retailer partners, and when we get it right on our brands, they can contribute value beyond simply share shifting between competitors to our retailers. So our portfolio matters. The brands are really vibrant, and the brands are important to our retailers.

And in general, the share growth has been pretty impressive across the patch. There are a couple of select businesses on the right side that I’ve talked to you about in the past, appliances in particular, that have some structural issues within its portfolio that need to be addressed through the work we’re doing on design, the work we’re doing on innovation, the work we’re doing in the brand arena. And when we get that right -- and I’ll show you some progress that’s heading our way in 2018 -- we should see those numbers move in the right direction.

But on balance, I’m very pleased with this outcome. Now the challenge of course is, you know, what is the right outcome? We’ve seen good progress ’16 to ’17, but not firing on all cylinders, because you’ve got the legacy Newell Rubbermaid businesses that are benefiting from the investments that have taken place over the last three to five years, and you see that playing out in the share growth trajectory. And while the Jarden businesses do pick up year over year, you don’t see as much lift as you’d like to. A big part of that is the appliance business. But as I said, we will, and have confidence, that this model will respond to the activities that we put in place. The 400 research projects, the tripling of that innovation funnel value that I mentioned before, the 300-plus projects that are in the funnel, they will all come to market. I told you at the very beginning of this journey we’ve had together on Newell Brands that it would take 18 to 24 months for the ideas to gestate, to get from concept to market. Well, 18 to 24 months is the middle of 2018, and so these ideas are right around the corner.

Importantly, we know it works. Here’s the proof. This is the market share data for baby gear, for writing excluding glue for the glue cynics that are out there, and food storage. So this looks at the year-over-year market share growth for these businesses. This model is working. And so the question becomes how do you convert this consumer interest connection and engagement to commercial value? Because the reality is this hasn’t played through in 2017 in the way we anticipated. So this is a view in the U.S. of U.S. retailers’ weeks of inventory on hand in the measured channels, change versus prior year. And for the first time that I can ever remember in my 30-something-plus years working in U.S. markets have we seen five consecutive quarters of inventory reductions like this. And so I don’t know what other people have said to you. This one is quite a stunner from my view, and you can see in the fourth quarter with the events that took place in a couple of our specific retailers the impact that’s had. So this divergence between sell out and sell in. You see the healthy consumer dynamics as represented in the prior charts, but you see this disconnect creating the challenge with respect to core sales growth delivery.

The other thing that we’re dealing with is a very difficult pricing environment in an inflationary -- coincident with an inflationary environment, and I’ve read some of the other presentations and seen some of what others have said. I wanted to give you the numbers though that shows you the percentage of categories with flat to declining prices across a broad cross-section of categories in the U.S., a view of the percentage of the category sales that are done on promotion in the U.S., 16 to 17, and then for us, given our resin sensitivity, the movement in resin prices.

So the combination of these two events, the fact that top line disconnected between sell out and sell in leading to fixed-cost absorption issues and an overextension of working capital, coupled with the margin pressure this dynamic created, has challenged us, and we were not as responsive and anticipatory as we needed to be to get in front of this challenge which resulted in margin compression, netted the synergies and savings that we’ve delivered.

So, you know, what’s the forward-looking view look like for us? Well, we’ve come through the fourth quarter. It looked pretty similar to what we had expected, a little wider. We think the first half of the year faces some of the same challenges. Part of the divergence and the extension of that divergence relates to two specific issues that we’re having in the moment. One in the baby category with the customer, and two in the office superstore channel related to a trade terms discussion that we’ve been having. The mass channel inventory liquidation which has affected all consumer goods companies over the last year or so begins to wane, quite frankly, in the second half of 2017, and no -- I don’t believe is really an issue for this dynamic in the back half -- I mean, the first half of ’18 and into the balance of the year. So we think the first half and the second half dynamics are similar -- the back half of ’17, the first half of ’18 dynamics are similar to what we’d had to deal with last year, and then things begin to re-emerge into a more typical, normal environment.

We expect to deliver $275 million of synergies in 2018 irrespective of the timing of any potential portfolio moves. There’s only $30 million of the $1.3 billion we expect to deliver in synergies and savings cumulatively. There’s only $30 million that actually goes with the potentially disposed businesses. So the $1.3 billion cumulatively, or the $730 million that we have left to deliver in that program, are really all coming on the businesses we’re keeping. So you’re not mortgaging any of that savings curve associated with the potential disposals, and we think we’re on track to deliver these outcomes.

So what is it going to take to win in this new retail environment? Well, first things, we believe you’ve got to have leading brands. You got to build leading brands that are capable of winning share and also growing categories for you to be relevant to your retail partners. So -- and in a retail environment where the footprint is going to contract, having the scale and the brand power to build strategic partnerships with customer is really essential. We believe you’ve got to create advantaged capabilities and in our case enabled by the scale and efficiency of creating this operating company. Part of how we’re able to afford to extend the capabilities we built for Newell Rubbermaid across a broader set of categories and how we’ve been able to afford to invest to create our e-commerce capabilities is connected to the savings program we’ve put in place, and that’s true going forward.

I believe brands and product -- and differentiated products have never mattered more than they matter right now in the environment we’re in. And so we believe that designing innovative and differentiated products that have claimable benefits, either in form, finish or function, is essential to getting margin development and generating cash over time. And of course, given the dynamics and the rapidly changing retail landscape, you have to be investing to scale your e-commerce capabilities. The thought of disaggregating that back into the legacy organization and not leveraging a community of practice doesn’t make sense to me. And that’s why we’ve made the choice to build an organization that’s enterprise wide, that’s built out in a talent hub -- hub where the skills are accessible to affect the immediate impact we expect.

And so we believe we’ve got to deliver that scale and that impact globally. Today at our leading e-retailer, 90 percent of our revenue with that particular retailer is U.S.-based despite the fact that they deliver 30 percent of their business outside of the U.S. So there’s a huge opportunity to scale our e-commerce capability.

We also have to deal with the reality of this profile to growth that I shared with you where our brick-and-mortar footprint, which today accounts for 89 percent of our revenue, is contracting and our e-commerce footprint, which accounts for 11 percent of revenue, is growing really quite wildly. You can’t leave your resources structured the way they are if you believe that trend is going to continue. You have to reallocate your fixed cost and focus your money, your people resources, your dollars where the growth prior -- where the growth in the marketplace is, where your priorities ought to be, and in the channels that are winning. And then in order to get focused around this significant shift in the design of our company, you’ve got to simplify. So these are the things that we think are key to building out a winning proposition in this new environment.

So as a consequence, we’re focused on four things: working to make sure that our categories and our brands are positioned to grow and take share, driving operational efficiency into our business systems, simplifying the operations in order to release costs that enable us to invest where the growth in the marketplace is, and then of course strengthening and increasing the cash flow productivity -- free cash flow productivity in the overall company.

So with respect to growth, you know, we’ve talked about this before. Our brand -- we’re in a very good position to really unlock our full potential here. Our brands touch hundreds of millions of consumers every day. They’re in large, addressable categories that are unconsolidated from a share perspective. We’ve invested to create these advantaged capabilities that should enable us to outperform our competition and continue to build that stair-step chart from a market share perspective. And we have the scale at either an $11 billion company or a $15 billion company to outspend and outperform our sub-scale, single-category competition. And then of course we have the opportunity to extend the geographic footprint of this business over time.

The innovation work we’re doing is strengthening. I mentioned the fact that we’ve tripled the innovation value on the legacy Jarden businesses and that we’ve filled the funnel with 300-plus projects. Importantly, the bottom of this pyramid is shifting upwards, so project size is increasing which is really, really important to getting a return on the fixed-cost investment of development. The concepts we’re testing are performing well versus any benchmark you can establish. The darker blue bars on the left describe the performance at the highest boxes- -- in the highest boxes -- testing boxes relative to benchmark in the darker gray bars, and Ipsos is the supply partner we use. That’s across the test results that I’m profiling here and across the total landscape. So our results are doing well, and we’re delivering concepts into the funnel at about 100 concepts per month. So the yield and the classic yield on that would be we get probably 10 to 15 ideas that eventually come to market off of that funnel entry level.

And you’re starting to see this happen, whether it’s Coleman Dark Room tents that keep the sun out, blocks 90 percent of the sun that keeps the tent -- the inside of the tent cooler but also allows you to sleep in later. Again, claimable, functional benefit: 90 percent of the sunlight blocked. Graco’s Uno2Duo stroller, the Travel System that extends with one easy press of a button, a stroller from a single stroller to a double stroller, and it has 18 different modes that children can sit in: rear-facing, front-facing, side-facing. Marmot Featherless which takes a new technology on synthetic insulation to create a really lightweight jacket that has the same warming powers as 700 filled down -- powder down. So that is a phenomenally easier jacket in an active lifestyle to use that still keeps you warm in some of the most extreme conditions.

And innovation goes beyond product to commercial operations. So we’re learning about retail through a whole series of different experiments we’ve done through 2017 including customization, personalization through the retail environment, but importantly a pop-up store in the fourth quarter that gave us a read on a whole new concept for our retail footprint that’s mall based. It was very positively received and had some really interesting learning that can be reapplied in our retail environment.

Or extending our First Alert brand, which is a really powerful device -- one-way communication device today which is installed in every room in your house by code to a two-way communication device in partnership with Google, in partnership with Amazon and in partnership with Apple, such -- are compatible with these connected home platforms that you can speak up to the device, and the device can also warn you in the case of a fire. So it’s a speaker, it’s an interface, it’s a fire alarm in one, and that’s taking a structural advantage that our installed base provides to provide more functionality and command a super-premium price for an asset that eliminates another device in the room. So again, thinking big, thinking more broadly about the possibilities for some of these brands in these business.

And of course, we’re sometimes playing from behind, as we have been in pressure cooking, but we’ve launched with speed a crock pop version of a competitor’s product with more functionality: an 8-in-1 multicooker that allows you to slow-cook and fast-cook, that’s off-to-the-races sold out in its first placement on Amazon. Again, you know, perhaps poor planning, but a good testament to the possibilities going forward.

Calphalon space-saving cookware. I don’t know how many of you saw the real simple front page cover and the profile of all these new products that they did, but the number-one most favorite, in their language, item that they saw in the holidays was space-saving cookware from Calphalon, which reduces the space requirement for your cookware by 30 percent in the kitchen, which is a big deal. Again, this item sold out in the holidays. So lots of opportunity ahead.

And as we go through 2018 to the back half of the year, you begin to see the intersection of the two legacy companies, and you see it coming to life, these capabilities that I described to you in design, in innovation and ultimately ecommerce for this platform coming to life in the intersection of Calphalon as a brand with all of our appliance know-how to create a super-premium line of cookware that has all three elements working for it, form, finish and function, which will allow us to command a premium price and sell, we hope, really favorably both online and in brick-and-mortar in the second half of this year.

So innovation, design, the pipeline, it’s coming to market as we said it would. Ecommerce, clearly really important for the future of this company. This gives you a sense of ecommerce penetration for the individual categories that will make up what we characterize sometime as the RemainCo or the new Newell Brands post the transformation acceleration.

And you can see from a low at 7 percent in food storage to a high in baby gear at 49 percent, this is the penetration in ecommerce channels of the U.S. business. So on average about 20 percent, which will create a growth mix effect and a margin mix effect for the company over time. The businesses under review, 2 percent ecommerce penetration. So when we thought about portfolio transformation, we focused around the two things that could create the most value for this company going forward: the design and innovation capability we’ve invested to create and the ecommerce capability we’ve invested to create.

There is a ton of opportunity still left to leverage. So as we think about our ’18 ecommerce point of view and footprint, as I said earlier, 90 percent of our revenue with our leading PurePlay e-tailer is U.S. based despite the fact that only 70 percent of their business is U.S. based. So there’s a tremendous international opportunity connected to scaling this capability outside of the U.S. And our European hub opens up, same concept as what’s been built in New York opens up in London midyear right next to this PurePlay e-tailer’s headquarters.

We’re scaling the U.S. core categories at Retailer.coms. There is a ton of opportunity here. Quite frankly, we’ve made good progress year over year, but there’s way more penetration opportunity to be had at the two mass Retailer.com platforms. And we’re investing to create demand and to drive purchase in this new medium. There’s a lot of learning going on around demand creation.

And in direct-to consumer -- we’re expanding our direct-to-consumer platform. We built out a common infrastructure that we intend to leverage as we launch an integrated brand store in the middle of the year called At the Heart of Life, which is at the core of our company’s promise that that’s where our brands live.

Each category is developing their own strategies for eCommerce. So this is the appliance one. They expect to be able to build their business 30 percent in 2018. They have an opportunity to premiumize their offerings because online the average price paid for large appliance product families is 1.6 times what’s paid in a brick-and-mortar environment. And they only generate 2 percent of their revenue online at the two leading Retailer.coms, which is way underpenetrated versus the 20 percent number I showed you up front in the chart on A&C on appliances. And again, the international story plays out in this category.

So by organizing our ecommerce capability as an enterprise-wide group where every category team sits together, you have the opportunity to kind of leverage the best practices that exist in baby, for example, more broadly across the portfolio, and you have a process and a set of activity systems that you build around ecommerce delivery and development that serves the business and should serve the business well and will serve the business well going forward.

The direct-to-consumer platform that I described to you earlier, this is a prototype, but by the middle of the year to late part of the year we will have a common backroom interface and infrastructure and the opportunity to create a frontend that is a broad cross-category storefront or skin that backend differently and have it be a brand store specific to a particular business. And so scale in the infrastructure, scale in the direct-to-consumer business system yielding an outcome in 18 months that begins to look like an integrated set of solutions.

So efficiencies. Clearly we’ve got opportunity here. We’ve made good progress on synergies, but we want to spend less cash and get the same value. And so we’re -- we’ve been working within the divisions, within the supply chain organizations to drive productivity higher. We’ve been working through our procurement capability to do work on value engineering our products, and there’s opportunity in network optimization that will come and be enhanced by the more focused ERP platform that we’re building.

With respect to the simplified operations, these are the businesses that are under review, and as I said, we expect to generate $6 billion of net proceeds after tax. We’ve had strong early interest by creating the public market in the way that we did. So there’s engagement across this continuum, and as the specifics unfold we’ll share those with you.

The company post actioning the under-review businesses will look like this: 100 percent consumer-focused company leveraging our biggest global categories positioned to leverage the two core capabilities we built.

The organization will stay largely unchanged through this process. We build the organization out by division in 2017. Other than the cost structure in the corporate centers which will need to be attacked to get the retained costs down, our structures in the divisions and our structures in the development activities that support division activities are largely unaffected.

I do think there’s a misconception out there about how we’re organized, and I thought I’d take the opportunity to make it clearer, if you could indulge me. We are not a centralized functional company. 90 percent of our resources are external. They are focused in the divisions. In some cases, they are center-led, so they’re -- they have a functional boss that’s driving and creating direction and setting a framework for accountabilities, but they’re collocated with their commercial leaders.

And so the s- -- there’s a misnomer about centralization. It’s not centralization. It’s the creation of two core capabilities: one that’s focused on developing the strategic agenda for our businesses and one that’s focused on creating commercial value. But those resources are largely collocated. So somebody who’s running development for writing sits in the same hallway as somebody running the P&L for writing. They’re partners in delivery. And so I just thought I’d take a second to debunk that.

The differences within our portfolio that are centralized are ecommerce and design, where we’ve made the judgment that there’s more value to be created by establishing a community of practice, where best practices can get shared and impact enhanced.

There are three [AUDIO CUTS OUT] drivers that we -- three cost drivers that we’ll focus on that’ll unlock efficiencies in our overheads. The accelerate ERP deployment gets us to that two ERP systems with 80 percent of the revenue, which will allow us to have greater visibility into the business and see more cost opportunities.

The simplification of the portfolio will accelerate our ability to take transactional costs out of finance, out of H.R., out of I.T., connected to a global business services platform, and we’re going to continue to have to right-size our corporate structures for the s- -- revenue of the new company, and that’s work that has already been initiated to think through the design of that.

By the end of this portfolio work, which is largely 2019, you’ve got a core business that’s about $11 billion in net sales. You’ve got brand investment that represents about 4 percent of revenue. Our top 10 U.S. customers, 60 -- roughly 2/3 of their invoice sales will be concentrated at 10 customers, which gives us much better scale and efficiency and route to market. U.S. ecommerce will be above by the end of 20- -- by the beginning of 2019, 20 percent normalized gross margin above the fleet average, normalized operating margin accretive to the company, resin exposure low single digits versus the portion of the business that’s going low double-digit exposure as a percent of COGS.

The percentage of the business that has unbranded revenue, zero effectively. The percent of the business under review that has unbranded revenue, about 14, 15 percent. The number of factories that stay and a number of factories that go, represented on this slide.

The financial potential of the transformation. So the transformation itself, I said this a couple times, $6 billion in net proceeds after tax, about $4 billion applied to repayment of debt that get us -- gets us down late ’18, early ’19, depending on the flow of the transactions to around three times the leverage ratio with about $2 billion left to be applied to offset the delusion through the most efficient and effective path to that outcome. We intend to maintain the dividend at 92 cents a share through this transformational window.

By 2020, obviously we continue to grow. We’re delivering revenues above $11 billion, growth ahead of our markets because we believe we’re into a more level profile of relationship between sell-in and sell-out, or the structural undercurrents of the business, as opposed to some of the event-based issues we’ve had to face behind us.

Operating margin. Greater than 15 percent by that -- by the time the transformation is done. Meaningful free cashflow and productivity improvement and dividend growth begins in 2020 with earnings development from that point forward.

Longer term. We believe core growth accelerates, in part driven by the ecommerce mix effect on the overall business and also the beginnings of our work to deploy the portfolio outside the U.S. Operating margins work their way to the high teens. Remember, we have $730 million of synergy still to deliver, $275 million in 2018.

Free cashflow and productivity of greater than 80 percent. Now, neither company really ever delivered at this level, but there’s a huge opportunity in working capital optimization in this company, and our experience in Q4 points to when we put the effort into it and the systems in place we can make real progress real fast. But we want to set an ambitious goal for this company of greater than 80% free cashflow and productivity and believe we have a path to deliver that consistently as we come through this transformational window with dividends continuing to grow in line with earnings.

In terms of priorities for capital allocation, first priority is always going to be -- for us will always invest profitably in the core business. Second priority, hold the dividend, particularly through the transformation window, and then grow with earnings afterwards. Third priority, deleverage the balance sheet. That’s where 2/3 of the proceeds from the disposals will go. Fourth priority, repurchase shares at this multiple that’s the best acquisition we can do. And then over time fund strategic, accretive, bolt-on M&A in our core categories that complements the organic agenda that we’re driving towards. And we don’t envision that really kicking into gear until 2020 at the earliest.

We’ve reaffirmed guidance last week. We’ll do it again today. We believe this is the right framework for this year. Our performance incentives will change in 2018 to reflect more of a focus around line-of-sight metrics for our division leadership teams. So you can see that 75 percent of their short-term management incentives will be focused around delivering the operating income dollars that they’ve been targeted to deliver in 2018.

For the rest of the company, we’ll have a 50/50 split on short-term incentive that’s focused on normalized EPS outcomes and operating cashflow delivery with our long-term incentives for the entire company focused on relative TSR against the peer group of companies we’re measured against.

This morning I think you saw the news that we announced the appointment of two new directors and the nomination of a third that will come with the May proxy. Jim Craigie, who I know many of you know, Debra Crew, who you may or may not know from her days at Pepsi, Judy Sprieser, who you may or may not know from her days at Sara Lee. Great operating leaders, great leaders with track records of value creation and delivery, and important additions in operational perspective around the boardroom.

So as I bring this to a close, and as we probably head next door for questions, as opposed to take them in the room, key messages. The organization transition to the operating company is largely complete. We’ve invested to extend our brand innovation and ecommerce capabilities across the broader portfolio. We’ve made excellent progress on the innovation funnel development in our ecommerce impact, and our confidence is high that this model is going to yield the desired effect and the planned effect on the balance of our portfolio as we move through 2018.

The external environment’s tougher than we anticipated, not from a consumer perspective. We see the right momentum. We see vibrant markets. But from a retail landscape perspective, and in that context pricing has been hard to land.

We’ve adjusted our near-term point of view on growth to the market conditions, which has created the right emphasis within the P&L to deliver the earnings and cashflow outcomes we need. That means focus on margin, focus on cash delivery. And we’ve taken decisive action to simplify the company and strengthen -- build a pathway to strengthen our margins and cashflow delivery.

And with that, Andrew, I’m kind of at the bell just about. [CROSSTALK]
ANDREW O’CONNOR	So with that, we’ll thank Newell Brands for being here. We’re going to head over to the breakout room, so --
MICHAEL B. POLK	Great. Thank you.

Additional Information
In connection with Newell’s 2018 Annual Meeting of Shareholders, Newell Brands will file with the U.S. Securities and Exchange Commission and mail to the shareholders of record entitled to vote at the 2018 Annual Meeting a definitive proxy statement and other documents, including a WHITE proxy card. SHAREHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. When filed with the SEC, the definitive proxy statement and WHITE proxy card will also be mailed to shareholders of record. Investors and other interested parties will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from Newell Brands at its website, www.newellbrands.com, or through a request in writing sent to Newell Brands at 221 River Street, Hoboken, New Jersey, 07030, Attention: General Counsel
Participants in Solicitation
Newell Brands and its directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the 2018 Annual Meeting. Certain information concerning certain of these participants is set forth in Newell Brands definitive proxy statement, dated March 30, 2017, for its 2017 annual meeting of shareholders as filed with the SEC on Schedule 14A and Newell Brands Current Reports, dated August 24, 2017, January 21, 2018 and February 16, 2018, as filed with the SEC on Form 8-K. Additional information regarding the interests of these participants in the solicitation of proxies in respect of the 2018 Annual Meeting and other relevant materials will be filed with the SEC when they become available.
Caution Concerning Forward-Looking Statements
Statements in this transcript, other than those of historical fact, particularly those anticipating the nature and timing of, and action taken in respect of Starboard’s stated intention to nominate directors for election at Newell Brands’ 2018 Annual

Meeting, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and other federal securities laws. These statements generally can be identified by the use of words such as “intend,” “anticipate,” “believe,” “estimate,” “project,” “target,” “plan,” “expect,” “will,” “should,” “would” or similar statements. Newell Brands cautions that forward-looking statements are not guarantees because there are inherent difficulties in predicting future results. Actual results may differ materially from those expressed or implied in the forward-looking statements. Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to:

•	uncertainties regarding future actions that may be taken by Starboard in furtherance of its stated intention to nominate director candidates for election at Newell Brands’ 2018 Annual Meeting;

•	potential operational disruption caused by Starboard’s actions that may make it more difficult to maintain relationships with customers, employees or suppliers;

•	Newell Brands’ dependence on the strength of retail, commercial and industrial sectors of the economy in various parts of the world;

•	competition with other manufacturers and distributors of consumer products;

•	major retailers’ strong bargaining power and consolidation of Newell Brands’ customers;

•	Newell Brands’ ability to improve productivity, reduce complexity and streamline operations;

•	Newell Brands’ ability to develop innovative new products, to develop, maintain and strengthen end-user brands and to realize the benefits of increased advertising and promotion spend;

•	risks related to Newell Brands’ substantial indebtedness, potential increases in interest rates or changes in Newell Brands’ credit ratings;

•	Newell Brands’ ability to effectively accelerate its transformation plan and explore and execute its strategic options;

•	Newell Brands’ ability to complete planned acquisitions and divestitures, to integrate Jarden and other acquisitions and unexpected costs or expenses associated with acquisitions or dispositions;

•	changes in the prices of raw materials and sourced products and Newell Brands’ ability to obtain raw materials and sourced products in a timely manner;

•	the risks inherent to Newell Brands’ foreign operations, including currency fluctuations, exchange controls and pricing restrictions;

•	a failure of one of Newell Brands’ key information technology systems or related controls;

•	future events that could adversely affect the value of Newell Brands’ assets and require impairment charges;

•	the impact of United States or foreign regulations on Newell Brands’ operations, including environmental remediation costs;

•	the potential inability to attract, retain and motivate key employees;

•	the resolution of tax contingencies resulting in additional tax liabilities;

•	product liability, product recalls or related regulatory actions;

•	Newell Brands’ ability to protect its intellectual property rights;

•	significant increases in the funding obligations related to Newell Brands’ pension plans; and

•	other factors listed from time to time in Newell Brands’ filings with the SEC including, but not limited to, Newell Brands’ most recent Annual Report on Form 10-K.
The information contained in this transcript is as of the date indicated. Newell Brands assumes no obligation to update any forward-looking statements as a result of new information, future events or developments.